Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect, Wholly-Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2017	2016
	(in millions, except ratios)
Net income	$239	$169
Equity in earnings of unconsolidated affiliates, net of distributions	24	59
Income tax expense	144	113
Capitalized interest	(1)	(1)
	406	340

Fixed charges, as defined:

Interest	92	93
Capitalized interest	1	1
Interest component of rentals charged to operating expense	2	3
Total fixed charges	95	97

Earnings, as defined	$501	$437

Ratio of earnings to fixed charges	5.27	4.51